



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/21/12

February 6, 2013

Larry P. Medvinsky
Clifford Chance US LLP
larry.medvinsky@cliffordchance.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/6/13

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated December 21, 2012

Dear Mr. Medvinsky:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Equity LifeStyle Properties by Pam Bournival. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Pam Bournival

FISMA & OMB Memorandum M-07-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Larry P. Medvinsky
Clifford Chance US LLP
larry.medvinsky@cliffordchance.com

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated December 21, 2012

Dear Mr. Medvinsky:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Equity LifeStyle Properties by Pam Bournival. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Pam Bournival

FISMA & OMB Memorandum M-07-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Larry P. Medvinsky
Clifford Chance US LLP
larry.medvinsky@cliffordchance.com

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated December 21, 2012

Dear Mr. Medvinsky:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Equity LifeStyle Properties by Pam Bournival. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Pam Bournival

FISMA & OMB Memorandum M-07-16

February 6, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated December 21, 2012

The proposal asks the board to report on the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes, deteriorating conditions of community infrastructure due to lack of sufficient funding for capital improvements, and potential negative feedback stated directly to potential customers from current residents.

There appears to be some basis for your view that Equity LifeStyle Properties may exclude the proposal under rule 14a-8(i)(7), as relating to Equity LifeStyle Properties' ordinary business operations. In this regard, we note that the proposal requests a report regarding Equity LifeStyle Properties' rental pricing policies. Proposals concerning rental pricing policies are generally excludable under rule 14a-8(i)(7) because the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis. Accordingly, we will not recommend enforcement action to the Commission if Equity LifeStyle Properties omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Equity LifeStyle Properties relies.

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

C L I F F O R D
C H A N C E

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK, NY 10019-6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Via email: Shareholderproposals@sec.gov

December 21, 2012

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Stockholder Proposal of Ms. Pamela Bournival relating to Equity LifeStyle Properties, Inc.**

Dear Ladies and Gentlemen:

On behalf of our client, Equity LifeStyle Properties, Inc. (the "**Company**"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") to request confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action to the Commission if the Company excludes, in reliance on Rule 14a-8 under the Exchange Act, the stockholder resolution (the "**Proposal**") received from Ms. Pamela Bournival (the "**Proponent**") on November 27, 2012 from the Company's proxy statement, form of proxy and any other proxy materials (collectively, the "**2013 Proxy Materials**") for its 2013 Annual Meeting of Stockholders (the "**2013 Annual Meeting**").

A copy of the Proposal along with evidence of receipt thereof is attached to this letter as **Appendix A**.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), we are emailing this letter and its attachments to the Commission at shareholderproposals@sec.gov no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials. Because this request is being submitted electronically pursuant to the guidance provided in SLB 14D, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j). As required by Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent by email and via overnight mail. Rule 14a-8(k) and Section E of SLB 14D provide that a proponent is required to send to the company a copy of any correspondence which the Proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

SUMMARY OF THE PROPOSAL

The Proposal requests that the Company "authorize the preparation of a report, at reasonable cost and excluding confidential or legally prejudicial data, and updated annually, on the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes, deteriorating conditions of community infrastructure due to lack of sufficient funding for capital improvements, and potential negative feedback stated directly to potential customers from current residents" in order for stockholders to assess the Company's risk in relation to such activities. A copy of the full text of the Proposal is included in this letter as **Appendix A.**

BACKGROUND

The Proponent sent the Proposal to the Company in a letter dated November 23, 2012 (postmarked November 24, 2012) (the "**Letter**"), which the Company received on November 27, 2012. A copy of the Letter is included in **Appendix A.** The Proposal, however, did not include sufficient information with regard to the Proponent's ownership of the Company's stock pursuant to Rule 14a-8(b).

Upon receiving the Proposal, the Company reviewed its records and the Company's stock transfer agent reviewed its records and it was determined that the Proponent's name did not appear in either of those records as a registered stockholder. The Company thereafter sought verification from the Proponent of her eligibility with regard to the Proposal. On December 6, 2012, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, the Company sent a letter via Federal Express overnight delivery notifying the Proponent of the requirements of Rule 14a-8, and how she could remedy the deficiencies associated with the Proposal; specifically, that she provide the required information necessary to prove her eligibility to submit a stockholder proposal in accordance with Rule 14a-8(b) (the "**Deficiency Notice**"). A copy of the Deficiency Notice along with evidence of delivery thereof is attached hereto as **Appendix B.**

Federal Express confirmed the delivery of the Deficiency Notice to the Proponent at 8:55 a.m. Eastern time on December 7, 2012. As such, the Proponent was required to submit a response containing the requisite proof of ownership, which was required to be postmarked no later than December 21, 2012 pursuant to Rule 14a-8(f)(1). The Company received the required proof of ownership materials from the Proponent to satisfy Rule 14a-8(b) on December 14, 2012, a copy of which is included in Appendix B attached hereto.

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2013 Proxy Materials, as discussed in more detail below, on the grounds that: (i) the Proposal relates to the redress of a personal claim or grievance against the Company and its personnel, and because the Proposal is designed to benefit the Proponent in her capacity as a customer of the Company, which benefit is not shared by other stockholders at large, and therefore the Proposal is excludable pursuant to Rule 14a-8(i)(4); and (ii) the Proposal relates to the Company's ordinary business operations, and therefore it is excludable under Rule 14a-8(i)(7). Further, in the event that the Staff is unable to concur that the Proposal may be excluded from the Company's 2013 Proxy Materials in its entirety, we believe that the web addresses contained in the Proposal may be excluded under Rule 14a-8(i)(3) because the articles referred to therein contain materially false and misleading information in violation of Rule 14a-9 as discussed in more detail below.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *Securities and Exchange Commission Release No.* 34-20091 (Aug. 16, 1983). Moreover, the Commission has noted that "the cost and time involved in dealing with" a stockholder proposal relating to the redress of a personal grievance or designed to further a personal interest not shared by other stockholders does a disservice to the interests of the issuer and its security holders at large." *Securities and Exchange Commission Release No.* 34-19135 (Oct. 14, 1982).

As explained further below, the Proponent has abused the stockholder proposal process by submitting a stockholder proposal designed to pursue the Proponent's own personal grievance and to further a personal interest not shared by other stockholders. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(4).

A. **The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company and its personnel, and because the Proposal is designed to benefit the Proponent in her capacity as a customer of the Company, which benefit is not shared by other stockholders at large.**

The Proponent has engaged in various actions over the last four years that have compelled the Company to expend the time of many of its employees and to incur costs responding to her queries. The Company and its personnel have responded to all of the Proponent's queries in good faith and in a timely manner. The Company believes, based on the previous actions of the Proponent, that she is using the stockholder proposal process as another means to seek redress of her personal claims and grievances against the Company. The Proponent's personal claims and grievances against the Company appear to stem from her dissatisfaction with certain long term rental agreement negotiations in 2008 between the Company and the homeowner's association of one of the Company's properties (Winds of St. Armands) in which the Proponent lived and was the president of such homeowner's association at the time. In addition to various emails, telephone conversations and other correspondence dating back to 2008, the Proponent's ongoing campaign against the Company and its personnel along with the Company's many attempts to assist the Proponent and to address the Proponent's concerns includes the following:

- **2009 Shareholder Resolution**. On March 4, 2009, the Proponent sent a letter to the Company's General Counsel at the time, Ellen Kelleher, advising that she would present a resolution (the "**2009 Resolution**") at the Company's 2009 annual stockholders' meeting, which sought to appoint a committee to research the level of capital improvements and repairs in communities owned and operated by the Company. The 2009 Resolution also alleged that "[the Company] has an ongoing difficulty with dealing in good faith with the communities and with governmental bureaucracies. Here, [the] Company's reputation with its customers is dismal." The Company offered to meet with the Proponent to discuss her concerns. Additionally, Ms. Kelleher along with Judy Pultorak, the Company's Chief Compliance Officer, spoke with the Proponent by phone multiple times to discuss the Resolution and to alleviate her concerns. A copy of the 2009 Resolution is attached hereto as **Appendix C**.

- **2009 Annual Meeting**. On May 12, 2009, after the annual stockholder's meeting had concluded, the Company's Chief Executive Officer, Thomas Henegan, met with the Proponent and the few other shareholders in attendance at the meeting to discuss their questions and concerns.

- **November 8, 2009 Meeting**. On November 8, 2009, Brad Nelson, a Regional Vice President of the Company, and Jeff Fannon, a Vice President of the Company, conducted an all-day meeting with the Winds of St. Armands Homeowners Association and the Proponent to address the Proponent's concerns. The Company's representatives also offered to meet with the Proponent the following day.

- **November 9, 2010 Meeting**. On November 9, 2010, Brad Nelson, a Regional Vice President of the Company, Jeff Fannon, a Vice President of the Company, and Dawn Rumpf, a Vice President of the Company, conducted a meeting at which the Proponent was present to address any concerns.

- **November 10, 2011 Meeting**. On November 10, 2011, Brad Nelson, a Regional Vice President of the Company, Eric Zimmerman, a Regional Vice President of the Company, Jeff Fannon, a Vice President of the Company, and Dawn Rumpf, a Vice President of the Company, along with various other regional managers of the Company, conducted a meeting at which the Proponent was present to address any concerns.

- **2011 Stockholder Proposal**. On December 14, 2011, the Company received a proposal from the Proponent (the "**2011 Proposal**") containing a resolution to be included in the Company's 2012 proxy statement and form of proxy (the "**2012 Proxy Materials**"), which sought to appoint a committee to research the level of capital improvements and repairs in communities owned and operated by the Company. The Proponent failed to meet the deadline for submission of a proposal to be properly included in the 2012 Proxy Materials, and therefore, pursuant to the Company's no-action request letter dated January 6, 2012, the Staff issued a No-Action Letter dated February 10, 2012 confirming that it would not recommend enforcement action to the Commission if the Company omitted the 2011 Proposal from the 2012 Proxy Materials. A copy of the 2011 Proposal and the related correspondence is attached hereto as **Appendix D**.

- **2012 Annual Meeting**. On May 8, 2012, the Proponent intentionally disrupted the Company's 2012 annual stockholders' meeting (the "**2012 Annual Meeting**") numerous times. While the 2012 Annual Meeting was in progress, the Proponent interrupted the meeting by stating that she wished to present a proposal and be introduced to the members of the Company's Board of Directors (the "**Board**"). The Company's Chief Executive Officer, Thomas Henegan then explained that the agenda was pre-established, that introduction of Board members and new proposals were not part of the agenda, and that there would be time at the end of the meeting for a question and answer session. The meeting continued, however, at the time that motions were made to adopt the various properly included proposals, the Proponent stood up and began reading the 2011 Proposal in a clear violation of the meeting rules, interrupting the meeting and speaking over those who were conducting the meeting. To maintain order, Mr. Henegan was forced to speak over the Proponent to continue the meeting and thereafter duly ended the meeting. At the conclusion of the meeting, Mr. Heneghan asked the Proponent to sit down and discuss her questions with him. Upon her refusal to sit down, Mr. Heneghan stood and discussed the Proponent's questions and concerns with the Proponent and the other shareholders in attendance at the meeting. Shortly following the 2012 Annual Meeting, the Proponent joined approximately twenty (20) other individuals who had been staging a protest outside of the 2012 Annual Meeting, in which the protesters were attacking the Company and besmirching the name of the Company's Chairman of the Board, Samuel Zell. These actions were referenced in two articles that were published online and cited in the Proposal (and one of which quotes the Proponent and includes a video of the Proponent), both of which are attached hereto as **Appendix E**.

- **July 2012 Meeting**. During July 2012, Brad Nelson, a Regional Vice President of the Company, and Eric Zimmerman, a Regional Vice President of the Company, conducted a meeting with the Proponent and another individual to address any concerns.

The Commission has indicated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the recent proposal as a tactic designed to redress a personal grievance or further a personal interest." *Securities and Exchange Commission Release No.* 34-19135 (Oct. 14, 1982). For instance, the Staff previously indicated that a proposal was properly excluded under Rule 14a-8(i)(4) where the proposal requested the company audit its subsidiary for compliance with all federal and state laws and confirm for the record that the subsidiary conformed to the requirements contained within its own corporate governance documents. *SEC No-Action Letter re D.R. Horton* (Oct. 23, 2012). While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because it determined that the proposal was submitted to redress the proponents personal claim or grievance in conjunction with a lawsuit filed by the proponent against the company on the basis of an alleged injury relating to a loan application. *Id*; *see also*, *SEC No-Action Letter re American Express Company* (Jan. 13, 2011) (permitting exclusion of a proposal under Rule 14a-8(i)(4) where the proposal was submitted in an effort to exact retribution against the Company for terminating the proponent's employment).

In the present case, the Proponent has engaged in ongoing agitation efforts directed toward the Company despite the Company's numerous good faith attempts to discuss and address any relevant issues with the Proponent. Further, the Company believes that these agitation efforts are clearly the result of a personal grievance against the Company and its personnel, rather than a good faith attempt to effect changes at the Company to benefit the shareholders at large. For instance, in her email to the Company dated May 15, 2012, a copy of which is attached hereto as **Appendix F**, the Proponent described her own sentiment toward the Company as "dismay, disappointment and disgust." Additionally, despite the Proponent's claim that stockholders are "tired of being ignored," the Company, to date, has received no proposals of this nature from any other stockholders. *Id.* Far from being ignored, the Company has met and spoken with the Proponent numerous times over the past four years. The Company believes that the negative publicity arising from the Proponent's actions is more detrimental to stockholder value than any actions previously taken by the Company. The Company also notes that, of its 382 owned or partly-owned properties, only 17 are subject to the rent control regulations which seemingly underlie the Proponent's grievance and of which none are in Florida where the Proponent resides. Because the facts indicate that the Proponent is using the stockholder proposal process to seek redress of her personal claims and grievances against the Company, the Company believes that the Proposal is excludable under Rule 14a-8(i)(4).

Further, the Company believes that the language of the Proposal, along with the Proponent's history with the Company, clearly indicates that the Proposal is designed to benefit the Proponent in her capacity as a customer of the Company, which benefit is not shared by other stockholders at large, even if the Proposal on its face was viewed to involve a matter of general interest to all stockholders.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *Securities and Exchange Commission Release No.* 34-20091 (Aug. 16, 1983). For instance, the Staff has previously permitted the exclusion of a proposed stockholder resolution requiring the company to "comply with government regulations that require that businesses treat all shareholders the same," where the facts and circumstances surrounding the proposal indicated that the proponent was merely interested in selling his stock in the company. *SEC No-Action Letter re Medical Information Technology, Inc.* (Mar. 3, 2009). The facts and circumstances surrounding that proposal led the Staff to conclude that the proposal was submitted in an attempt for the proponent to recognize a personal gain, which was not shared by the other stockholders at large, thus the proposal was excludable. *Id.* The Staff also permitted the exclusion of a proposal where the proposal sought to provide a means for persons suffering from certain financial injuries to present their claims and for the company to voluntarily set aside judgments or return money awarded to the company through the judicial process or in arbitration proceedings. *SEC No-Action Letter re Morgan Stanley* (Jan. 14, 2004). Because the proponent in that case had suffered a financial injury that would be permitted to recover funds pursuant to the procedures set for the in the proposal, the Staff found that the proposal was "designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large," and thus the proposal was excludible under Rule 14a-8(i)(4). *Id.*

In the present case, the Proponent is a homeowner in a community owned and managed by the Company. The Proposal requests a report outlining the reputational consequences of certain rent and capital expenditure levels set by the Company in communities such as the one in which the Proponent is a homeowner. Although the Proposal is ostensibly aimed at maintaining the Company's reputation, the Company believes it is designed to create pressure to suppress rent levels and increase capital expenditures in the Company's communities, which would benefit the Proponent in her capacity as a customer rather than as a stockholder. This is evidenced by the fact that the Proposal directly refers to issues raised by residents and expresses concerns about "harming residents of ELS communities." Additionally, both the 2011 Proposal and the 2009 Resolution focus on "resident dissatisfaction" and "residents' level of satisfaction," indicating that the Proponent's intention is to benefit the Company's customers (i.e., herself) rather than its stockholders at large. Finally, in an article published by the Nation and referenced in the Proposal, the Proponent publicly stated that she "bought a share [of the Company's stock] so [she] could tell Sam Zell that [they] need to have a conversation regarding the Company's treatment of its own clients," evidencing her intention to benefit herself as a customer rather than as a stockholder. Laura Flanders, *Affordable Housing for Seniors in the Cross Hairs in Chicago*, TheNation.com (May 15, 2012) (the "**Nation Article**"). Furthermore, the Nation Article contains a video of the Proponent speaking out against the Company, in which she makes various false and misleading claims, which are set forth in further detail below. Ironically, the Proponent also referenced an article highlighting the fact that the Company's stock value had risen "nearly 20 percent over the past year, vs. a 1.8 percent gain for the Standard & Poor's 500 Index." Abraham Tekippe, *Zell's Equity Lifestyle Faces Protest at Annual Meeting*, ChicagoRealestateDaily.com (May 9, 2012) (the "**Chicago Real Estate Daily Article**"). Copies of the articles referenced in the Proposal are attached hereto as **Appendix E**. Similar requests to achieve the same ends were made in both the 2009 Resolution and the 2011 Proposal.

As previously mentioned, the Proponent's campaign against the Company has remained active since the rental agreement negotiations in 2008, despite the numerous conversations and good faith efforts made by the Company to engage in a dialogue with the Proponent. The Company believes that the language of the Proposal along with the Proponent's history with the Company clearly indicates that the Proponent is using the Proposal as a tactic to seek redress for her personal grievances against the Company. Further, the Company believes that as in the no-action letters cited above, the Proposal is designed to benefit the Proponent's personal interests as a customer of the Company, rather than as a shareholder, which benefit is not shared with other stockholders at large. The costs and time involved in dealing with the Proposal are therefore a disservice to the interests of the Company and its stockholders at large. Thus, the Company believes that the Proposal is excludable from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(4).

B. The Company requests future no-action relief for all future proposals of the Proponent that are identical to or similar to the proposal.

We also ask that the Staff further state that such no-action relief shall apply to any future proposals to the Company by the Proponent containing the same or a similar resolution, and that this letter be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to such future proposals submitted by the Proponent. The Staff has permitted companies to apply no-action responses to any future submissions of the same or a similar proposal by a proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, Section C.5. of Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB 14**") ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."); *see also, SEC No-Action Letter re General Electric Co.* (Jan. 12, 2007) (permitting the exclusion of a proposal under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, and stating that the Staff's "response shall also apply to any future submissions to GE of the same or similar proposal by the same proponent"); *SEC No-Action Letter re Exxon Mobil Corp.* (Mar. 5, 2001) (same); *SEC No-Action Letter re Cabot Corporation* (Nov. 4, 1994) (same); *SEC No-Action Letter re Texaco, Inc.* (Feb. 15, 1994) (same); *SEC No-Action Letter re General Electric Co.* (Jan. 25, 1994) (same).

As noted above, the Proposal represents the third submission to the Company by the Proponent and the latest in a series of actions that the Proponent has taken over the last four years to pursue her claims against the Company. Despite numerous meetings with the Proponent to address her concerns, the Company believes that the Proponent has become an increasing disruption to operations by interrupting the 2012 Annual Meeting, contacting the Company's personnel, and attacking the Company in the media. Specifically, in the Nation Article, the Proponent indicated her intention to attend future stockholder's meetings of the Company, presumably to undertake similar courses of action to advance her personal grievances against the Company. Thus, it is apparent that the Proponent will continue to pursue her personal grievances against the Company in the future. Given her previous actions, the Proponent will likely continue to pursue her personal grievances in part by submitting additional stockholder proposals regarding substantially the same subject matter.

In light of the no-action letter precedent, the fact that the Proponent made similar submissions over the last four years and voiced similar concerns in person and the apparent intention of Proponent to continue her attempts to use the Company's annual stockholders' meetings to advance her grievances as she indicated in the Nation Article, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action if the Company relies on Rule 14a-8(i)(4) to exclude from all future proxy materials all future proposals of the Proponent that are identical to or similar to the Proposal.

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Securities and Exchange Commission Release No.* 34-40018 (May 21, 1998) (the "**1998 Release**"). The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Securities and Exchange Commission Release No.* 34-12999 (Nov. 22, 1976)). Furthermore, a proposal being framed in the form of a request for a report does not change the nature of the proposal. The Staff has further stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See, Securities and Exchange Commission Release No.* 34-20091 (Aug. 16, 1983).

In the present case, the Proposal requests a report on "potential reputational risks" relating to certain rent and capital expenditure levels set by the Company. As the Staff indicated in Section B of Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("**SLB 14E**"), in evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk .... [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See, e.g., SEC No-Action Letter re Exxon Mobil Corporation* (Mar. 6, 2012) (concurring in exclusion of a proposal requesting a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social, and economic challenges associated with the oil sands); *SEC No-Action Letter re The TJX Companies, Inc.* (Mar. 29, 2011) (concurring in exclusion of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareholders on the assessment. Additionally, in Section B of Staff Legal Bulletin 14C (Oct. 27, 2009), the Staff stated that "[t]o the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, [the Staff has] permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk." Specifically, the Staff has concurred that a report evaluating the risks relating to a company's reputation crosses into matters concerning ordinary business operations, thus, a proposal concerning such a report is properly excludable under Rule 14a-8(i)(7). *SEC No-Action Letter re International Business Machines Corporation* (Jan. 9, 2008); *see also, SEC No-Action Letter re General Electric Company* (Jan. 13, 2006) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, where the proposal requested an annual risk assessment evaluating the risk of damage to the company's brand name and reputation in the United States as a result of the growing tendency to send manufacturing and service work to other countries).

In the present case, the Proposal is structured as a request to provide an assessment of risks arising from the levels of rent and capital expenditures set by the Company. The Company is a fully integrated owner and operator of lifestyle-oriented real estate properties. The Company leases individual developed areas with access to utilities for placement of factory built homes, cottages, cabins or recreational vehicles. Customers may lease individual sites or enter right-to-use contracts providing the customer access to specific properties for limited stays. As an owner and operator of real estate properties, the rates at which the Company rents or leases its properties as well as the amount and frequency of capital improvements made to those properties are a primary and fundamental aspect of the day-to-day operations of the Company. Practically speaking, the timing and amount of rent increases could not be subject to direct stockholder oversight due to the number of properties and tenants that the Company has, nor would it be appropriate. Further, the Proposal is an attempt to micro-manage the Company by delving into a fundamental business function where stockholders are not in the position to make an informed judgment. Decisions regarding these rates and the assessment of risks arising therefrom are a cornerstone of the functions served by the Company's management, and are therefore ordinary business matters that are not proper for a stockholder proposal. Additionally, the Staff has established that matters relating to prices charged by companies for their products are matters relating to ordinary business operations, and thus are not a proper subject matter for a stockholder proposal. *See, SEC No-Action Letter re The Western Union Company* (Mar. 7, 2007) (concurring that the company "may exclude the proposal under Rule 14a-8(i)(7), as relating to Western Union's ordinary business operations (i.e., the prices charged by the company)"); *SEC No-Action Letter re NiSource Inc.* (Feb. 22, 2007) (same). The Company also notes that, of its 382 owned or partly-owned properties, only 17 are subject to the rent control regulations which seemingly underlie the Proponent's grievance. As set forth in Exxon, the fact that the Proposal requests an action that is framed in the form of a request for a report does not excuse the fact that the underlying subject matter of the report is not a proper matter for a stockholder proposal, which is the case here. Further, as was the case in the no-action letters relating to International Business Machines Corporation and General Electric Company mentioned above, the Proposal requests a report evaluating the risks specifically relating to the Company's reputation. Because the Proposal requests a report specifically aimed at evaluating reputational risk, an established matter concerning ordinary business operations, the Company believes that it may properly exclude the Proposal pursuant to the no-action letter precedent and releases of the Commission mentioned above. In addition to improperly requesting a report evaluating reputational risk, the actions underlying the risk that the Proposal seeks to assess are also traditional management functions, properly characterized as ordinary business operations. Given that the subject matter of the requested report is an established matter for the discretion of the Company's management, the Company believes that the Proposal should be seen as seeking an assessment of the reputational risks arising from the Company's ordinary business operations, and should therefore be excludable under Rule 14a-8(i)(7).

III. The web addresses contained the Proposal may be excluded under Rule 14a-8(i)(3) because the articles referred to therein contain materially misleading information in violation of Rule 14a-9.

The Staff has stated that, in some circumstances, it may concur in a company's view that it may exclude a website address under Rule 14a-8(i)(3) if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. *See, SLB 14*, at Section F.1 and *Staff Legal Bulletin No. 14G* (October 14, 2012), at Section D. For instance, the Staff has previously required deletion of third-party websites from stockholder proposals where it determined that those websites included false or misleading information. *See e.g., SEC No-Action Letter re Weyerhaeuser Company* (Feb. 6, 2004) (requiring the proponent to revise or remove certain website references contained in the proposal); *SEC No-Action Letter re Pharmacia Corp.* (Mar. 7, 2002) (instructing the proponent to delete certain websites contained in the proposal); *SEC No-Action Letter re The Boeing Co.* (Feb. 23, 1999) (allowing exclusion of a sentence including a website address and a recommendation made on the website); *SEC No-Action Letter re Emerging Germany Fund, Inc.* (Dec. 22, 1998) (stating that "the reference to the Internet site . . . may undermine the proxy process requirements of Rule 14a-8"); *SEC No-Action Letter re Pinnacle West Capital Corp.*(Mar. 11, 1998) (stating "there appears to be some basis for your view that the reference to the web page . . . may be excluded"). Furthermore, the Staff clarified in Section B.1 of Staff Legal Bulletin No. 14B (Sep. 15, 2004) ("**SLB 14B**") that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation [or where] the company demonstrates objectively that a factual statement is materially false or misleading." In the event that the Staff is unable to concur that the Proposal may be excluded in its entirety, we believe that the websites referenced therein are excludable due to the fact that the articles found on such websites contain materially false and misleading information.

The Proposal includes the web addresses of two articles posted to TheNation.com and ChicagoRealEstateDaily.com, respectively. Copies of these articles are attached hereto as **Appendix E.** The Company believes that these articles contain many false and misleading statements about the Company and its Chairman of the Board, Mr. Samuel Zell, in violation of Rule 14a-9. For example the Nation Article states that "most of the residents were excluded from the [2012 Annual Meeting]." This statement insinuates that the residents had a legal right to attend the 2012 Annual Meeting, which the Company then denied; however, only the Company's stockholders were entitled to attend the 2012 Annual Meeting, and the residents, solely in their capacity as such, had no legal right to attend. Thus, the Nation Article portrayed the Company's actions in a false and misleading fashion, which could improperly influence the view of the Company held by its stockholders, customers and the general public. Another example of a false and misleading statement is the unsubstantiated claim that the Company "says their tenants can move if they don't like it." *Id.* As outlined above, the Company has made numerous attempts to consult with the Proponent to address her concerns. Furthermore, this quote is not substantiated, nor is it attributed to any representative of the Company, thus it is not possible for the Company to determine the accuracy of this quote. The Nation Article also states that "[i]n the past eight years more than 25 families have lost all their equity." *Id.* The Company does not have access to information that would permit it to determine with certainty whether this statement by the Center for Community Change (an entity not affiliated in any way with the Company) is true or false, and the assertion is misleading due to the fact that the website provides no factual support. Moreover, the article states that "[s]ince Zell started buying up manufactured home communities, he has made millions by cutting services and raising rent." This statement also does not come with any factual support or documentation to back it up and implies that Mr. Zell directly derives profits from the Company's activities which is misleading. Further, the Company insists that its properties are well-maintained despite any claims to the contrary. Similarly, certain statements and facts in the Nation Article are attributed to a Helen Honeycutt, a resident of one of the Company's properties in California, regarding the price of her home and current rent. Ms. Honeycutt is quoted as stating that "[w]hen [the Company] bought the property ten years ago, they started hiking rents and pressuring the county to eliminate rent control." The Company maintains that any rent increases it has instituted have been in order to increase the amounts that tenants are paying to be more in line with market rents as discussed further below. The Nation Article also states that "in Santa Cruz, [the Company] sued so many times to rescind the prevailing rent control ordinance that the city finally gave way even after prevailing in court." This statement mischaracterizes the litigation process and the actions of the Company and falsely implies that the Company could force the city of Santa Cruz to act in such a way that was detrimental to its residents. The Nation Article goes on to state that "'fair market rents' established by [the Company] for the local DeAnza Home Park are up from $400–$600 to $1,700, even $5,000 per month for ocean-front properties. Bob LaMonica, a DeAnza resident, can't move his $300,000 home and he fears he'd never be able to sell it." These claims are also unsubstantiated and therefore misleading. These statements also grossly mischaracterize the nature of market rent, which is a result of many economic forces, rather than simply being "established" by the Company. Moreover, the statement is not tied to any time period and thus the Company cannot verify its veracity.

While it is true that as part of the Company's effort to realize the value of its properties that are subject to rent control the Company has initiated lawsuits against certain localities in California, its goal (as has been previously disclosed in the Company's filings with the Commission), in instituting these lawsuits is to achieve a level of regulatory fairness in California's rent control jurisdictions, and in particular those jurisdictions that prohibit increasing rents to market upon turnover. Such regulations allow tenants to sell their homes for a price that includes a premium above the intrinsic value of the homes. The premium represents the value of the future discounted rent-controlled rents, which is fully capitalized into the prices of the homes sold. In the Company's view, such regulations result in a transfer to the tenants of the value of the Company's land, which would otherwise be reflected in market rents. The Company has discovered through the litigation process that certain municipalities considered condemning the Company's properties at values well below the value of the underlying land. In the Company's view, a failure to articulate market rents for sites governed by restrictive rent control would put the Company at risk for condemnation or eminent domain proceedings based on artificially reduced rents. Such a physical taking, should it occur, could represent substantial lost value to stockholders. The Company is cognizant of the need for affordable housing in the jurisdictions, but asserts that restrictive rent regulation does not promote this purpose because tenants pay to their sellers as part of the purchase price of the home all the future rent savings that are expected to result from the rent control regulations, eliminating any supposed improvement in the affordability of housing. In a more well-balanced regulatory environment, the Company would receive market rents that would eliminate the price premium for homes, which would trade at or near their intrinsic value.

The Nation Article then goes on to quote Mr. LaMonica as stating that "[t]he managing arm of [the Company] evicts; the sales arm sells at a profit. Profiting is one thing. Racketeering is another," and that "Sam Zell should be beyond this." These statements not only contain misleading information that does not accurately portray the Company's business practices, but they also accuse the Company and its Chairman of the Board, Mr. Samuel Zell of "racketeering," an illegal activity of which there is no evidence whatsoever of the Company or Mr. Zell engaging in this practice (nor have there ever been any allegations). The Company believes that these statements are also in violation of Rule 14a-9 in that they directly impugn the character, integrity and personal reputation of Mr. Zell and directly make charges concerning improper, illegal and immoral conduct without factual foundation.

Continuing with its personal attacks against Mr. Zell, the Nation Article then goes on to state (and which is presumably the opinion of the author as this is statement is not attributed to any other individual or any factual source) that "Sam Zell's not famous for his moral compass." Similar to the statements above, the Company believes that this statement is in violation of Rule 14a-9 in that it directly impugns the character, integrity and personal reputation of Mr. Zell and directly makes charges concerning improper, illegal and immoral conduct without factual foundation. The Nation Article goes on to state that "[t]o the contrary, he's most well known for his involvement in bankrupting the Tribune Media Company and sacrificing the pensions of Tribune workers along the way. He's a master at the big-dollar deal that doesn't involve too much of his own cash." The Nation Article then quotes Mr. Kevin Borden of the Center for Community Change (an entity not affiliated in any way with the Company) as stating that "[Mr. Zell is] spending money on right-wing candidates who think Social Security should not exist in America. How is that good for your customer base? . . . That's another thing the retirees wanted to ask Sam Zell. But perhaps even for the man who's called himself 'Grave Dancer,' 'Granny-Gouger' was one moniker too many." As with the unfounded allegations noted above, these personal attacks on Mr. Zell serve no informative purpose and are aimed solely at influencing the view of the Company held by its stockholders, customers and the general public through derisive and inflammatory language that directly attacks Mr. Zell's character, integrity and personal reputation. These statements also imply improper, illegal and immoral conduct without factual foundation on the part of Mr. Zell. The Nation also quotes Bill Dempsy of the United Food and Commercial Workers Union (an entity not affiliated in any way with the Company) as stating that "[Mr. Zell] can run, but he can't hide . . . [w]e have a simple message for the Zell's of the world who are used to doing whatever they want behind closed doors. Zell was hiding today from his shareholders, but he can't hide anymore." Again, these statements are defamatory and false, including that Mr. Zell was "hiding" from stockholders by not attending the meeting, as

Mr. Zell was under no legal obligation to attend the annual meeting of stockholders in person. The Nation Article finally quotes Mr. LaMonica as stating that "these boards are up in their towers looking at ledgers, not realizing there are names attached." Again, this statement is false and misleading as Mr. LaMonica expressed a view on the methodologies of the Board without facts to support that view and with no knowledge of the factors considered by the Board when making management decisions. Finally, the Nation Article contains a video of the Proponent speaking out against the Company, in which she states that the 2011 Proposal was ignored by the Company. This is also untrue, as the Company communicated with the Proponent and the Staff regarding this proposal and obtained no-action relief from the Staff because the Proponent missed the required deadline under Rule 14a-8(e)(2).

Similarly, the Chicago Real Estate Daily Article cited by in the Proposal sets forth numerous false and misleading statements. The Chicago Real Estate Daily Article begins by stating that Mr. Zell is "[b]est known as the Grave Dancer," and then goes on to state that Mr. Zell is now accused of being a "a grandma gouger." Neither of these statements is substantiated, and as in the Nation Article, these statements are intended as personal attacks against Mr. Zell, which serve no informative purpose and are aimed solely at influencing the view of Company held by its stockholders, customers and the general public through derisive and inflammatory language that directly attacks Mr. Zell's character, integrity and personal reputation in violation of Rule 14a-9. The Chicago Real Estate Daily Article then quotes an unidentified "gaggle of about 20 protesters" as stating that the Company charges "unreasonable rent increases" that leave residents of the Company's communities "with nothing." These statements are also unsubstantiated and therefore misleading and indirectly imply that the Company engages in immoral and improper conduct without factual foundation in violation of Rule 14a-9. The Chicago Real Estate Daily Article also quotes Ishbel Dickens, executive director of Seattle-based Manufactured Home Owners Association of America (an entity not affiliated in any way with the Company), as stating "there are other ways to do business than gouging grandma." This statement makes an implication regarding the manner in which the Company operates its business; however, no factual information is provided to support this implication and the description of the Company's practices as "gouging grandma" is too vague to allow the details of what such practices would entail to be properly be ascertained. Again, these statements imply improper and immoral conduct on the part of the Company without factual information in violation of Rule 14a-9. The Chicago Real Estate Daily Article also states that, as of December 31, 2011, the Company "owned or had an ownership interest in 381 properties." This statement is also false, as the Company owned or had an ownership interest in 382 properties as of that date which such information is publically available in the Company's Form 10-K for the year ended December

31, 2011. Although this difference is not large, it further evinces the author's unwillingness to check even the most basic facts. The Chicago Real Estate Daily Article also states that "[t]he protesters argue that [the Company] has fought rent-control ordinances in some communities it owns, driving up their housing costs and depressing the value of their homes." The intrinsic value of residents' homes and the costs associated therewith, however, are a result of market forces in the community in which such residents live rather than the Company's actions. The insinuation that the Company is responsible for the values and costs associated with residents' homes is a mischaracterization of the underlying economics that is both false and misleading. Further, with respect to rent control initiatives, the Company has only been successful with having rent control ordinances overturned at one property. Moreover, in late 2008, the real estate market suffered a severe dislocation resulting in decreases in the value of homes generally, including manufactured homes. The Chicago Real Estate Daily Article then goes on to state that "shortly after [Mr. LaMonica] and his wife moved into [one of the Company's communities] in 2002, the [C]ompany sued the city, challenging its rent-control ordinance. Ultimately the city decided to avoid a lengthy court battle, a move that 'threw 230 families under the bus,' . . . As a result, he said he and his wife were forced into a non-transferable 34-year lease that, despite keeping rent for the lot at an affordable level, essentially trapped them in their home and made it all but impossible to sell." The claim and implication that Mr. LaMonica was "forced" to sign a lease and "trapped" in his home by actions of the Company is completely unsubstantiated in the Chicago Real Estate Daily Article and does not take into account numerous factors that figure into the opportunity and price at which a home may be sold, most if not all, of which are outside of the Company's control. These statements again imply improper and immoral conduct on the part of the Company without factual information. As previously mentioned, these baseless claims also do not accurately portray the effect of market, regulatory and economic forces beyond the Company's control, nor do they acknowledge the fact that Mr. LaMonica voluntarily entered into any agreements to which he is a party. Also, as previously discussed, the Company's goal in pursuing its rent control initiatives is to achieve a level of regulatory fairness and maintain and protect value for its stockholders. The Chicago Real Estate Daily Article then quotes Mr. LaMonica as stating that "people who have invested $200,000 to $300,000 walk away for $1 because their rents get jacked up three, four, five times what they were under rent control," at which point, according to Ms. Dickens, the Company "often converts the homes to vacation rentals, which further devalues surrounding homes in the communities." As before, the Company does not have access to information that would permit it to determine with certainty whether this statement is true or false as there is no time period provided, and the assertion is misleading due to the fact that the website provides no factual support. Furthermore, due to economic conditions outside of the Company's control many individuals "walk away" from their homes all over the United States, not just in properties owned by the Company. Additionally, when homes are converted to vacation rentals the Company renovates the properties, which the Company believes increases the value of the properties and does not devalue the surrounding properties.

The statements and other assertions made in these articles are baseless and are aimed solely at influencing the view of the Company held by its stockholders, customers and the general public through derisive and inflammatory language. Further, these articles contain many statements impugning the character, integrity and personal reputation of Mr. Zell and the Company and charges concerning improper, illegal or immoral conduct without factual foundation in violation of Rule 14a-9. Therefore, the Company believes that these articles are materially false and misleading, and the websites referring thereto should be excluded from the Proposal pursuant to Rule 14a-8(i)(3) and SLB 14B.

CONCLUSION

For the reasons stated above, it is our view that the Company may exclude the Proposal and the referenced websites from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(4), Rule 14a-8(i)(7) and Rule 14a-8(i)(3). We respectfully request the Staff's concurrence in our view that the Proposal and the referenced websites may be properly excluded from the 2013 Proxy Materials.

If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 878-8149. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by email at larry.medvinsky@cliffordchance.com or fax at (212) 878-8375 when it is available. Thank you for your attention to this matter.

Very truly yours,



Larry P. Medvinsky, Esq.

cc: Kenneth A. Kroot, Esq.
Walter B. Jaccard
Pamela Bournival

Appendix A

The Proposal

November 23, 2012

Kenneth A. Kroot
Senior Vice President, Secretary and General Counsel
Two North Riverside Plaza Suite 800
Chicago, IL 60606

Dear Mr. Kroot:

Please see attached shareholder resolution.

I own 100 shares of common stock held at Scottrade and qualify to file a resolution. I plan to attend the shareholder meeting in 2013. I also plan to review the list of shareholders.

Sincerely,



Pam Bournival

FISMA & OMB Memorandum M-07-16

Sent via Certified Mail ***FISMA & OMB Memorandum M-07-16***
cc: SEC

Rule 14a–8 specifies that companies must notify the Commission when they intend to exclude a shareholder's proposal from their proxy materials. This notice goes to the staff of the Division of Corporation Finance. In the notice, the company provides the staff with a discussion of the basis or bases upon which the company intends to exclude the proposal and requests that

Where to Mail or Fax Your Correspondence:
U.S. Securities and Exchange Commission
Office of Investor Education and Advocacy
100 F Street, N.E.
Washington, DC 20549-0213
Fax: (202) 772-9295

Resolved, shareholders of Equity Lifestyle Properties, Inc. ("ELS") request the Board to authorize the preparation of a report, at reasonable cost and excluding confidential or legally prejudicial data, and updated annually, on the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes, deteriorating conditions of community infrastructure due to lack of sufficient funding for capital improvements, and potential negative feedback stated directly to potential customers from current residents. So that shareholders can assess the company's risk the report should cover, but not be limited to:

a) Potential reputational risks to the corporation due to the administration of unfair, inequitable and excessive rent structures;

b) Potential risk to shareholder value due reputational risk brought on by unaffordable lot rent setting, deteriorating conditions of community infrastructure and potential negative feedback state directly to potential customers from current ELS customers.

Supporting Statement: As shareholders, we encourage ELS to study the potential reputational risks that shareholders will begin to face that have begun to be reported on in various media outlets. For example, residents have begun to raise the issue of the hardships linked to the perception that unaffordable rent increases are harming residents of ELS communities to lose the ability to make ends meet. (http://www.chicagorealestatedaily.com/article/20120509/CRED03/120509763/zells-equity-lifestyle-faces-protest-at-annual-meeting). In addition, articles regarding how ELS is undercutting the affordability of this housing options for seniors to the long term may become detrimental to the company's reputation over time. (http://www.thenation.com/blog/167892/affordable-housing-seniors-cross-hairs-chicago#)

Sponsor:
Pamela Bournival, 100 shares common stock held at Scottrade

Pam Bourgual



FISMA & OMB Memorandum M-07-16

NOV 27 2012

FISMA & OMB Memorandum M-07-16



UNITED STATES
POSTAL SERVICE
60606

FISMA & OMB Memorandum M-07-16

Kenneth Kroot, Secretary
ELS
Two N Riverside Plaza Suite 800
Chicago, IL 60606

60606266200



Appendix B

Deficiency Notice


ELS

Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, Illinois 60606
(312) 279-1400
(312) 279-1715 Fax

Direct Dial: (312) 279-1674
Direct Fax: (312) 279-1675
E-mail: walter_jaccard@equitylifestyle.com

December 6, 2012

By Federal Express

Pam Bournival

FISMA & OMB Memorandum M-07-16

Re: Letter Received November 27, 2012

Ms. Bournival:

On November 27, 2012, we received your letter dated November 23, 2012 (postmarked November 24, 2012), which includes a resolution and a supporting statement (the "Resolution"). Based on your letter, it is unclear what you would like us to do with the Resolution. Accordingly, please clarify your intentions with respect to the Resolution. Assuming your intention was to request that the Resolution be included in the proxy materials for the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting (the "Proxy Materials"), your submission is governed by Rule 14a-8 ("Rule 14a-8") of Regulation 14A under the Securities and Exchange Act of 1934, as amended. We have included a copy of Rule 14a-8, which is attached hereto as Annex A, for your reference. The purpose of this letter is to inform you that your submission does not comply with Rule 14a-8.

Based on our review of the information you provided, we are unable to conclude that your submission meets the eligibility requirements of Rule 14a-8 for inclusion of the Resolution in the Proxy Materials. Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting, you must have continuously held at least $2,000 in market value, or 1 percent, of Equity LifeStyle Properties, Inc.'s common stock (the class of Equity LifeStyle Properties, Inc.'s securities entitled to be voted on the Resolution at the meeting) for at least one year by the date on which you submitted the Resolution (i.e. for the one-year period preceding and including the date that your Resolution was postmarked). Rule 14a-8(b) also states that you must continue to hold the required amount of Equity LifeStyle Properties, Inc.'s common stock through the date of the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting, and must provide us with a written statement of your intent to do so.

Our transfer agent has reviewed the list of record owners of common stock, and you are not listed as a registered owner. Also, we are not able to confirm from our records that you have continuously held the required amount of common stock for at least one year by the date you submitted your Resolution. Please note that Rule 14a-8(b)(2)(i) provides that a stockholder who is not a registered owner of common stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the stockholder held the required amount of common stock continuously for at least one year. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission published Staff Legal Bulletin No. 14F ("SLB 14F"), which provides that only brokers or banks that are participants of the Depository Trust & Clearing Company (the "DTC") will be viewed as "record" holders for purposes of Rule 14a-8. Further, it states that if a stockholder's broker or bank is not on DTC's participant list, then that stockholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the stockholder's broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership. On October 16, 2012, the Division of Corporation Finance of the Securities and Exchange Commission published Staff Legal Bulletin No. 14G ("SLB 14G") which further clarified the DTC participant requirement to provide that a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant for purposes of Rule 14a-8(b)(2)(i). Please see SLB 14F and SLB 14G for further information, both of which are attached hereto as Annex B and Annex C, respectively, for your reference.

Therefore, in order to remedy this defect in your Resolution, you must submit sufficient proof of your ownership of Equity LifeStyle Properties, Inc.'s common stock. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

1. a written statement from the "record" holder of your stock (usually a broker or a bank) that is a DTC participant verifying that, at the time you submitted the Resolution, you had continuously held at least $2,000 in market value, or 1 percent, of Equity LifeStyle Properties, Inc.'s common stock for at least one year by the date on which you submitted the Resolution (i.e. for the one-year period preceding and including the date that your Resolution was postmarked); or

2. if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite amount of Equity LifeStyle Properties, Inc.'s common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Equity LifeStyle Properties, Inc.'s common stock for the one-year period.

In either case, you must also provide a statement indicating that you will continue to hold the required amount of Equity LifeStyle Properties, Inc.'s common stock through the date of the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting.
Pursuant to Rule 14a-8(f), if you would like us to consider the Resolution for inclusion in the Proxy Materials, you must send a revised notice that corrects the deficiency noted above. If you wish to mail your response to the address above or submit it to the email address or fax number, it must be postmarked or transmitted no later than 14 calendar days from the date you receive this letter.

Please note that we reserve the right to submit a no-action request to the Securities and Exchange Commission, as appropriate, to exclude the Resolution from the Proxy Materials on substantive grounds. If we do so, we will notify and inform you of our reasons for doing so in accordance with Rule 14a-8.

Sincerely,



Walter B. Jaccard
Vice President – Legal

Enclosures
cc: Kenneth A. Kroot

Annex A

§ 240.14a-8 Stockholder proposals.

This section addresses when a company must include a stockholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. In summary, in order to have your stockholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a stockholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A stockholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's stockholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for stockholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a stockholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of stockholders. However, if like many stockholders you are not a registered holder, the company likely does not know that you are a stockholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of stockholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in stockholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of stockholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of stockholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the stockholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its stockholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization;

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a–9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other stockholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a stockholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent stockholder vote required by § 240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent stockholder vote required by § 240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to stockholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to stockholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my stockholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to stockholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes stockholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes stockholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

Annex B

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The *Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

> **1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

> **2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by

Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Annex C

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b) (2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date before the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and

SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under

Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

From: **pam bournival** -16***
Date: Fri, Dec 14, 2012 at 11:26 AM
Subject: response to your letter dated December 6 Re: Shareholder Proposal
To: walter_jaccard@equitylifestyle.com
Cc: ken_kroot@equitylifestyle.com

December 14, 2013

By e-mail

Walter B Jaccard, Vice President - Legal
Equity Lifestyle Properties, Inc
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

Re: Proposal for 2013 Shareholder Meeting

Dear Mr. Jaccard:

I am in receipt of your letter dated December 6, 2012 and have been in contact with Scottrade, who has assured me that what I have enclosed will satisfy the requirement of ownership of ELS common stock.

Attachment 1 - List of DTC participants, showing Scottrade, Inc. with Account No. ***FISMA & OMB Memorandum M-07-16***
Attachment 2 - Trade Confirmation printed 12/13/2012, showing all available transactions for ELS, NYSE symbol for Equity Lifestyle Properties, Inc., for Pamela J Bournival, showing purchase of 100 shares March 27, 2008. As the letter submitting the Resolution is dated November 24, 2012, this satisfies the eligibility requirements. "All" transactions show purchase only. The shares are still owned.
Attachment 3 - Confirmation Details for the transaction dated March 24, 2008.
Attachment 4 - Letter addressed to Kenneth A. Kroot indicating I will continue to hold the required amount of ELS common stock through the 2013 Shareholder meeting and that I do plan to attend the meeting and present the Proposal.

Sincerely,

Pam Bournival

cc: Kenneth A. Kroot ken_kroot@equitylifestyle.com

--
Walter B. Jaccard
Vice President - Legal
Equity LifeStyle Properties, Inc.

Direct: 312-279-1674
Cell: ***FISM -07-16***
walter_jaccard@equitylifestyle.com

December 13, 2012

Kenneth A. Kroot
Senior Vice President, Secretary and General Counsel
Two North Riverside Plaza Suite 800
Chicago, IL 60606

Dear Mr. Kroot:

I write to give notice that pursuant to the 2012 proxy statement of Equity Lifestyle Properties, Inc. (the "Company"), I intend to present the proposal (the "Proposal") mailed November 24, 2012 at the 2013 annual meeting of the shareholders (the "Annual Meeting"). I request that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

I am the beneficial owner of 100 shares of voting common stock (the "Shares") of the Company. I have held at least $2,000.00 in market value of the Shares for over one year, and I intend to hold at least $2,000.00 in market value of the Shares through the date of the Annual Meeting. Copies of Scotttrade account statements documenting my ownership of the Shares are enclosed.

I represent that I intend to appear in person at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Pam Bournival

FISMA & OMB Memorandum M-07-16

cc: Walter B. Jaccard

Appendix C

The 2009 Resolution

March 4, 2009

Ellen Kelleher, Secretary
ELS
2 North Riverside Plaza
Suite 800
Chicago, IL 60606

Dear Ms Kelleher,

Enclosed please find a Resolution to be presented at the ELS annual shareholders meeting. I plan to attend the meeting.

Sincerely,



Pamela J Bournival

FISMA & OMB Memorandum M-07-16

Owner, 100 shares Common stock
held at Scottrade

cc: SEC

Improve Customer Relations
2009 - ELS Inc.

WHEREAS:
As a shareholder, a resident in an ELS-owned mobile home community, and immediate past-President of my community's Homeowners Association, I have direct personal experience in the approach ELS has taken in its dealings with its customers. I have also discussed these issues with representatives from more than a score of other ELS communities.

The reputation that our Company has established with its customers is not good. When something needs to be done, even if the local ELS manager agrees that it needs to be done, unless it is an emergency, the corporate approach is to submit it to Chicago and wait. Resident dissatisfaction with this approach is predictable.

Capital expenditures are requested by the local manager for planned replacement or revision of physical infrastructure during the budget planning process. This planning is done on a calendar year basis. Yet the funds for projects planned for a specific year seem to not be released by Chicago until September of that year. As a result, residents' level of satisfaction suffers again. And these residents are the customers who pay the rentals that are the revenue of the Company.

In part as a result of these issues, many homes in ELS communities are being put up for sale by dissatisfied residents who no longer feel that the cost of the rental provides value. Indeed, many homes cannot even be sold at any price, and are being abandoned by their owners. So far it has largely been the homeowners who have absorbed the loss of value, while the Company has continued to receive the rental revenue. If the viability of the community as a community continues to erode, revenue will decline as well.

ELS has an ongoing difficulty with dealing in good faith with the communities and with governmental bureaucracies. Here, our Company's reputation with its customers is dismal.

RESOLVED: The shareholders urge the Board of Directors:

- to appoint a committee, including current tenant/homeowners, to research this issue and report back to the Board.

The benefit to our business, in the long term, of addressing these issues now is important. Customers are our lifeblood.

Sponsor:
Pamela Bournival

Appendix D

The 2011 Proposal



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 10, 2012

Larry Medvinsky
Clifford Chance US LLP
larry.medvinsky@cliffordchance.com

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated January 6, 2012

Dear Mr. Medvinsky:

This is in response to your letter dated January 6, 2012 concerning the shareholder proposal submitted to Equity LifeStyle Properties by Pam Bournival. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Pam Bournival

*** FI 16 ***

February 10, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated January 6, 2012

The proposal relates to customer relations.

There appears to be some basis for your view that Equity LifeStyle Properties may exclude the proposal under rule 14a-8(e)(2) because Equity LifeStyle Properties received it after the deadline for submitting proposals. We note in particular your representation that Equity LifeStyle Properties did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Equity LifeStyle Properties omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

C L I F F O R D
C H A N C E

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK NY 10019 6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

January 6, 2012

Via e-mail: shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to Equity LifeStyle Properties, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, Equity LifeStyle Properties, Inc., a Maryland corporation (the "**Company**"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal received from Pam Bournival on December 14, 2011 (the "**Proposal**") from the proxy statement, form of proxy and other proxy materials for its 2012 Annual Meeting of Stockholders (the "**2012 Proxy Materials**"). A copy of the Proposal is attached hereto as **Exhibit A** and a copy of the United States Postal Service tracking information is attached as **Exhibit B**.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2012 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Ms. Bournival.

The Proposal May Be Properly Excluded Under Rule 14a-8(e)(2)

Under Rule 14a-8(e)(2), a stockholder proposal submitted for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. The proxy statement for the Company's 2011 Annual Meeting of Stockholders was released to stockholders on April 8, 2011. Accordingly, the deadline for receipt of stockholder proposals for inclusion in the 2012 Proxy Materials was determined to be December 9, 2011, and that date was specified in the proxy statement for the Company's 2011 Annual Meeting. Further, Rule 14a8(e)(2) indicates that the deadline for Rule 14a-8 stockholder proposals is no less than 120 days before the release date of last year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2011 Annual

Meeting of Stockholders was held on May 11, 2011. The Company's 2012 Annual Meeting of Stockholders is currently scheduled to be held on May 8, 2012, but in no event will the date of the meeting be moved more than 30 days from the date of the 2011 Annual Meeting of Stockholders. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for stockholder proposals is that which was disclosed in the Company's 2011 proxy statement, December 9, 2011.

In no-action letters, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline, even if only by one or two days. *See, e.g., Andrea Electronics Corporation* (avail. Jul. 5, 2011) (permitting the exclusion of a proposal received over a month after the deadline); *The Gap, Inc.* (avail. Mar. 18, 2011) (permitting the exclusion of a proposal received almost two months after the deadline); *Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010) (permitting the exclusion of a proposal received one day after the deadline, even though the proposal was mailed five days earlier); *Johnson & Johnson* (avail. Jan. 13, 2010) (permitting the exclusion of a proposal received one day after the deadline, even though the deadline fell on a federal holiday); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (permitting the exclusion of a proposal received at the company's principal executive office 20 days after the deadline, even though the proposal was originally sent to the company's former principal office); *City National Corp.* (avail. Jan. 17, 2008) (permitting the exclusion of a proposal received one day after the deadline, even though the proposal was mailed one week earlier). Furthermore, the Staff has recommended that stockholders submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices." *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001).

Thus, consistent with the foregoing precedent, we believe that the Proposal may be properly excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal, while dated December 6, 2011 and mailed on December 7, 2011, was not received until December 14, 2011, as reflected in the attached Exhibit B.

In addition to the foregoing, we believe there are other procedural and substantive bases for excluding the Proposal from the 2012 Proxy Materials.

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Company's 2012 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

CLIFFORD

CHANCE

If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 878-8149. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by email at larry.medvinsky@cliffordchance.com or fax at (212) 878-8375 when it is available.

Thank you for your consideration of this matter.

Very truly yours,



Larry Medvinsky

Enclosures

cc: Kenneth Kroot
Martina Linders
Pam Bournival

CLIFFORD
CHANCE

EXHIBIT A

December 6, 2011

Kenneth A. Kroot
Senior Vice President, Secretary and General Counsel
Two North Riverside Plaza Suite 800
Chicago, IL 60606

Dear Mr. Kroot:

Since we last corresponded there has been a lot of communication with other employees of ELS regarding my concern about shareholder value in light of the deteriorating infrastructures of the communities which make up the portfolio of this real estate investment trust. In light of the recent purchases of communities from Hometown America, my concern has deepened to the extent that I feel compelled to file the attached shareholder resolution. It all boils down to Customer Relations.

I own 100 shares of common stock held at Scottrade and qualify to file a resolution. I plan to attend the shareholder meeting in 2012. I also plan to review the list of shareholders and request a meeting with Mr. Heneghan.

Sincerely,



Pam Bournival

FISMA & OMB Memorandum M-07-16

Sent via Certified Mail ***FISMA & OMB Memorandum M-07-16***
cc: SEC

Rule 14a–8 specifies that companies must notify the Commission when they intend to exclude a shareholder's proposal from their proxy materials. This notice goes to the staff of the Division of Corporation Finance. In the notice, the company provides the staff with a discussion of the basis or bases upon which the company intends to exclude the proposal and requests that

Where to Mail or Fax Your Correspondence:
U.S. Securities and Exchange Commission
Office of Investor Education and Advocacy
100 F Street, N.E.
Washington, DC 20549-0213
Fax: (202) 772-9295

Improve Customer Relations
2012 - ELS Inc.

WHEREAS:
As a shareholder, a resident in an ELS-owned mobile home community, past-President and current Vice President/ Homeowners of my community's Homeowners Association, I have direct personal experience in the approach ELS has taken in its dealings with its customers. I have also discussed these issues with representatives from close to 100 other ELS communities through an informal group I helped organize, Networking for Progress.

The reputation that our Company has established with its customers is not good. When something needs to be done, even if the local ELS managers agree, the corporate approach is to submit it to a hierarchy and eventually to Chicago and wait. Resident dissatisfaction with this system is predictable.

Capital expenditures are requested by the local manager for planned replacement or revision of physical infrastructure during the budget planning process. This planning is done on a calendar year basis, yet the funds for projects planned for a specific year seem to not be released by Chicago until late in that year. As a result, residents' level of satisfaction suffers again. And these residents are the customers who pay the rentals that are the revenue of the Company.

In part as a result of these issues, many homes in ELS communities have been and continue to be put up for sale by dissatisfied residents who no longer feel that the cost of the rent provides value. Indeed, many homes cannot be sold at any price and are being abandoned by their owners. So far it has largely been the homeowners who have absorbed the loss of value, while the Company has continued to receive the rental revenue. If the viability of the community as a community continues to erode, revenue will decline as well.

ELS has an ongoing difficulty with dealing in good faith with the communities and with governmental bureaucracies. Here, our Company's reputation with its customers is lacking.

RESOLVED: The shareholders urge the Board of Directors:

- to appoint a committee, including current tenant/homeowners, to research this issue and report back to the Board.

DISCUSSION: The benefit to our business, in the long term, of addressing these issues now is important. **Customers are our lifeblood.**

Sponsor:
Pamela Bournival, 100 shares common stock held at Scottrade

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Kenneth Kroot, Secretary

DEC 14 2011

ELS

Two North Riverside Plaza

Suite 800

Chicago, IL [illegible]

Appendix E

Online Articles

Zell's Equity LifeStyle faces protest at annual meeting

By: Abraham Tekippe May 09, 2012

(Crain's) — Best known as the Grave Dancer, Sam Zell was accused Tuesday of being something else: a grandma gouger.

A gaggle of about 20 protestors gathered outside the West Loop building housing the headquarters of Equity LifeStyle Properties, the nation's largest mobile-home park owner, led by the billionaire financier.

With the company's annual meeting going on inside, the group urged ELS executives and directors —including Mr. Zell, the chairman — to stop "unreasonable rent increases" that they say have left residents of ELS-owned housing communities — many of whom are retirees — with nothing.

"(The demonstration) is the first step we see in a campaign to help the directors of ELS understand that there are other ways to do business than gouging grandma," said Ishbel Dickens, executive director of Seattle-based Manufactured Home Owners Association of America, which organized the demonstration with Washington, D.C.-based Campaign for Community Change. "We hope to start a dialogue."

As of Dec. 31, ELS owned or had an ownership interest in 381 properties in 32 states — including four in Illinois — the majority of which are in retirement-friendly locations like Florida, California and Arizona, according to the company's annual report. The portfolio includes more than 140,000 lots that are leased to tenants who live there in factory-built homes, cabins and RVs.

The protesters argue that Equity LifeStyle has fought rent-control ordinances in some communities it owns, driving up their housing costs and depressing the value of their homes.

Bob Lamonica, a 61-year-old resident of an Equity LifeStyle park in Santa Cruz, Calif., said that shortly after he and his wife moved into the community in 2002, the company sued the city, challenging its rent-control ordinance. Ultimately the city decided to avoid a lengthy court battle, a move that "threw 230 families under the bus," according to Mr. Lamonica. As a result, he said he and his wife were forced into a non-transferable 34-year lease that, despite keeping rent for the lot at an affordable level, essentially trapped them in their home and made it all but impossible to sell.

"They win by overburdening the communities with endless litigation," he said, adding that he and his wife have put about $200,000 into their home. "People walk away — people who have invested $200,000 to $300,000 walk away for $1 because their rents get jacked up three, four, five times what they were under rent control" and they can no longer afford to live there.

When that happens, the company often converts the homes to vacation rentals, which further devalues surrounding homes in the communities, Ms. Dickens said.

Yet Equity LifeStyle's performance hasn't disappointed investors, who have seen the value of their shares rise nearly 20 percent over the past year, vs. a 1.8 percent gain for the Standard & Poor's 500 Index.

Security guards at 2 North Riverside Plaza, where the real estate investment trust is based and held its annual shareholders meeting Tuesday, did not allow a reporter past the front desk.

An Equity LifeStyle spokeswoman did not return messages seeking comment. A spokeswoman for Mr. Zell, who founded Equity LifeStyle but wasn't at the annual meeting, declines to comment.

Most people pick up and move if they think they are being overcharged by their landlord. But Mr. Lamonica said moving the resident-owned homes off Equity LifeStyle lots is so difficult that many residents feel stuck.

"There's a misnomer about calling these things mobile homes," he said. "They're not going anywhere."

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Laura Flanders

Budget wars, activism, uprising, dissent and general rabble-rousing.

Affordable Housing for Seniors in the Cross Hairs in Chicago

Laura Flanders on May 15, 2012 - 2:05 AM ET


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The "Age Wave" is upon us. It is estimated that every eight seconds another American turns 65. As is already clear to many, elder care is the crisis we have no plan for. Add housing to the mix of existing concerns about care, health and retirement security and you have a disaster looming—which is why it's crazy to threaten the largest source of unsubsidized housing still affordable for the middle class—especially when those middle-class retirees are your clients.

At least that's what a group of retirees had it in mind to tell billionaire property baron (and Romney supporter) Sam Zell when they flew into Chicago from around the country to attend the annual shareholder meeting of one of Zell's companies, Equity Life Style Properties (ELS), last week.

"This was our one chance in the year to tell Zell and his board how the company's policies are affecting real people," said Ishbel Dickens of the Manufactured Home Owners Association of America (MHOAA), who helped organize the residents' action May 8. But she and most of the residents were excluded from the meeting, and Sam Zell himself stayed away.

'FISMA & O

ELS owns hundreds of manufactured home communities that cater to senior citizens. The seniors who live in ELS communities have bought their homes, but they rent the plot on which their houses stand. Since Zell started buying up manufactured home communities, he has made millions by cutting services and raising rent. For retirees like Bournival, or Helen Honeycutt, who came to Chicago from an ELS community in Los Osos, California, acquisition by Zell has turned what she thought was a well-planned retirement in a rent-controlled community into an insecure experience that threatens her nest-egg home.

"When we paid $85,000 for a manufactured home fourteen years ago, we were looking to have no mortgage, low overhead and a lifestyle we could afford," Honeycutt told me in Chicago. When ELS bought the property ten years ago, they started hiking rents and pressuring the county to eliminate rent control.

"Now I live in constant fear that the county will give up the fight against Sam Zell's deep-pocket lawsuits and we'll be priced out," explains Honeycutt. ELS says their tenants can move if they don't like it. "But my home is a 1,900-square-foot triple-wide. It's old. I can't move it two feet."

Honeycutt has good cause to be concerned. In Santa Cruz, ELS sued so many times to rescind the prevailing rent control ordinance that the city finally gave way even after prevailing in court, reportedly to avoid further litigation costs. Now, "fair market rents" established by ELS for the local DeAnza Home Park are up from $400–$600 to $1,700, even $5,000 per month for ocean-front properties. Bob Lamonica, a DeAnza resident, can't move his $300,000 home and he fears he'd never be able to sell it. "Potential buyers won't buy when they realize they will have to pay $60,000 a year rent on top of the house itself," Lamonica explained.

According to the Center for Community Change (CCC), one of the groups that brought the retirees to Chicago, "In the past eight years more than 25 families have lost all their equity.... A few have sold for $25,000. Others, after not being able to sell, have had to walk away from their home after signing over their home to ELS for $1.00."

It's bad news for the family, for the local community and for the country as a whole. According to MHOAA, about 2.9 million households own their own home and rent land in 56,000 manufactured-home communities. For seniors, the properties are particularly attractive and the communities are typically close-knit and caring; some even have healthcare assistants living on site. Replacing year-round middle-class tenants with affluent vacation homeowners breaks up the communities, changes their atmosphere and throws more seniors into crisis, onto their families or even onto the state.

"The managing arm of ELS evicts; the sales arm sells at a profit. Profiting is one thing. Racketeering is another," said LaMonica. "Sam Zell should be beyond this."

Sam Zell's not famous for his moral compass. To the contrary, he's most well known for his involvement in bankrupting the Tribune Media Company and sacrificing the pensions of Tribune workers along the way. He's a master at the big-dollar deal that doesn't involve too much of his own cash. According to *Forbes* magazine, Zell is also the sixty-eighth wealthiest man in America, worth $4.9 billion. ELS made over $300 million profit last year.

In addition to suing cities over rent-control measures in California and other states, he has funded a statewide ballot to end rent control entirely. He has backed Eric Cantor, contributed $70,000 to the Restore Our Future Super PAC, which is supporting Mitt Romney, and he has given $100,000 to Karl Rove's American Crossroads Super PAC.

"He's spending money on right-wing candidates who think Social Security should not exist in America. How is that good for your customer base?" said Kevin Borden of CCC.

That's another thing the retirees wanted to ask Sam Zell. But perhaps even for the man who's called himself "Grave Dancer," "Granny-Gouger" was one moniker too many.

"He can run, but he can't hide," said Bill Dempsy, of the United Food and Commercial Workers Union. The UFCW members' pension fund has hundreds of shares in ELS. "We have a simple message for the Zells of the world who are used to doing whatever they want behind close doors. Zell was hiding today from his shareholders, but he can't hide anymore."

Last week's action in Chicago was part of the same "99 Power" campaign of shareholder actions that brought thousands of protestors to the Charlotte, North Carolina, meeting of Bank of America on May 10.

"The idea is, these boards are up in their towers looking at ledgers, not realizing there are names attached," said Lamonica. "Coming here today is to remind them, that there are human beings involved."

ELS corporate relations officer Martina Lenders didn't respond to a reporter's request for a comment from ELS or Sam Zell.

Related Topics: *City and County Level Campaigns and Elections* | *Housing and Homelessness* | *Social Justice* | *Rural Issues*

Appendix F

Letter to the Company dated May 15, 2012

Sam Zell, Chairman of the Board, Equity Lifestyle Properties
Sheli Rosenberg, Lead Director, ELS
Martina Linders, Vice President of Investor Relations, ELS
Two North Riverside Plaza Suite 800
Chicago, IL 60606

May 15, 2012

Dear Mr. Zell, Ms. Rosenberg and Ms. Linders:

I own shares in Equity Lifestyle Properties (ELS). I am a homeowner in an ELS-owned community in Florida. In 2010 and 2009 my husband and I attended the ELS shareholder meetings and meekly sat there while the script was read and the meeting ended in about 3 minutes. While we wondered why there was no question and answer period, we figured it might have to do with the small number of attendees. We also were not too concerned because we met with Tom Heneghan, both times. Both of these meetings were very brief, since apparently Mr. Heneghan needed to attend Board of Directors meetings which immediately followed the shareholder meetings.

This year I again attended the ELS shareholder meeting, knowing there would be other shareholders at the meeting. We wanted to speak with Mr. Zell and planned to invite him to meet with Ishbel Dickens, the Executive Director of MHOAA, the Manufactured Home Owners Association of America so we could begin a national dialogue concerning ELS properties across the country. Imagine our dismay when he was not even there.

Prior to the meeting I asked Judy Pultorak, Compliance Officer, if there would be a question and answer period and she said it would be at the end. Again, imagine our dismay, disappointment and disgust when we found out there would not be a Q & A during the meeting when all could hear, but only after the meeting and only Mr. Heneghan.

Indeed, in order to be heard at the shareholder meeting, I was compelled to stand as the meeting came to a close to read a statement. Mr. Heneghan spoke over me to end the meeting, so I am not even sure that my statement will be included in the minutes. I expect taht it will be but given my past experiences with ELS shareholder meetings, I doubt that it will be.

The shareholders and the homeowners in ELS communities are tired of being ignored and we demand sincere answers. In our opinion, this will best be accomplished by a meeting between Mr. Zell and Ms. Dickens.

Please let me know how we can go about getting this meeting scheduled with Mr. Zell. I look forward to hearing from you in the very near future.

Sincerely,



Pam Bournival

cc: *Ishbel Dickens, Executive Director, Manufactured Home Owners Association of America (MHOAA)*
PO Box 22346
Seattle WA 98112
ishbel@mhoaa.us
206.851.6385